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March 15, 2013

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Stillwater Mining Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2013
File No. 001-13053

Dear Mr. Orlic:

We are writing on behalf of our client, Stillwater Mining Company (“Stillwater” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 14, 2013 (the “Comment Letter”) relating to the above-referenced revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). Set forth below is Stillwater’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is reprinted in bold and is followed by Stillwater’s response.

David L. Orlic, Esq.

March 15, 2013

Concurrently with this letter, Stillwater is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”). The Second Amended Preliminary Proxy Statement reflects revisions made to the Revised Preliminary Proxy Statement in response to the Staff’s comment as well as other general updates. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Revised Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Second Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Second Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Second Amended Preliminary Proxy Statement, including a copy marked to show the changes from the Revised Preliminary Proxy Statement.

Certain Potential Adverse Consequences of Threatened Proxy Contest, page 68

1.	We note revised disclosure regarding determinations to be made with respect to the Clinton Group nominees for purposes of the change in control provisions in your debt agreements. In light of the recent ruling of the Delaware Court of Chancery in Gerald Kallick v. Sandridge Energy, Inc., et al., which addressed limitations on the discretion of the board of directors in making determinations such as these, please disclose the factors that the board of directors would consider and the specific timeframe in which it intends to make this determination, or advise. This comment applies to both the Convertible Notes and the Credit Agreement.

Response: With regard to the Notes, Stillwater has modified the disclosure to indicate the factors the Company would consider and the general time frame in which the Company would decide whether to approve the Clinton Group’s nominees solely for purposes of the change in control provisions of the Company’s Notes. Please refer to page 69 for revised language. The terms of Stillwater’s Credit Agreement do not permit Company discretion of the type set forth under the Indentures for the Convertible Notes — which is similar to the provision at issue in the Sandridge decision cited by the Staff. Please note that the event of default under the Credit Agreement triggered by a change in control of the Board is described on page 69. Stillwater has also noted that as of March 14, 2013, there were no drawn balances under the Credit Agreement (please refer to page 69).

*            *             *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Kenneth M. Wolff at (212) 735-2681.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Brent R. Wadman, Esq., Stillwater Mining Company
Kenneth M. Wolff, Esq., Skadden, Arps, Slate, Meagher & Flom LLP